Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

PROGEN ANNOUNCES COMMENCEMENT OF GLOBAL PHASE 3 STUDY FOR
PI-88 IN POST-RESECTION LIVER CANCER

Brisbane, Australia. 11 March 2008. Progen Pharmaceuticals Limited (ASX:PGL; NASDAQ:PGLA) today announced the commencement of its global phase 3 study investigating PI-88 as an adjuvant treatment for primary liver cancer (hepatocellular carcinoma, HCC) following curative resection with the first patient having been randomised onto the study. The study is known globally as PATHWAY (PI-88 in the adjuvant treatment of HCC). The first patient to enter the trial is from Singapore.

Dr Ronnie Poon, Ph.D, M.D, global lead investigator for PATHWAY, commented, “My colleagues and I are encouraged by the phase 2 data that Progen has generated for PI-88 in this challenging disease, for which there are no approved treatment options. If PATHWAY is successful, PI-88 could change the standard of care for resected liver cancer patients.”

PATHWAY, a double-blinded, placebo-controlled study, has been designed to establish the efficacy and safety of PI-88 in the post resection liver cancer setting. The trial will recruit approximately 600 patients at about 65-70 hospitals in more than a dozen countries. Disease-free survival, a measure of the average length of time that patients remain free of tumour recurrence, is the primary endpoint. Upon completion of this trial, the results are expected to form the basis of global registration filings for PI-88.

Justus Homburg, Progen’s CEO, said, “Commencement of this trial represents a significant milestone for Progen. We have designed this trial in collaboration with world experts in this field of medicine, and with USA FDA Fast Track and EU EMEA Orphan Drug Status, its initiation underscores our commitment to making this important drug rapidly available to patients who currently have few treatment options available.”

Liver cancer is one of the top five causes of cancer deaths in the world, with over half a million new cases per year. Although surgical resection is one of the few treatment options with curative potential, recurrence is common within the first 12 to 15 months following surgery and five-year survival following resection is less than 50%.

Dr James Garner, Progen’s Vice President of Clinical and Medical Affairs, added, “Since the release of our promising phase 2 data last year, our team has worked tirelessly to design a world-class phase 3 trial for PI-88 in liver cancer. We are very thankful for the support of key opinion leaders and clinicians all over the world, many of whom will now be serving as investigators in PATHWAY. While the study is starting later than we had hoped as a result of some delays opening sites due to a greater-than-expected impact from holidays over the past couple of months, Progen continues to drive aggressively country regulatory and hospital ethics approvals to conduct this phase 3 trial.”

The study now has regulatory approval in almost half of the participating countries and more than a dozen sites have been granted approval by ethics committees. Sites are being initiated so as to be able to commence patient recruitment as soon as these necessary approvals have been granted.

About PI-88: PI-88 is one of a new class of multi-targeted cytostatic cancer therapeutics. It is a novel anti-cancer compound with a first-in-class mechanism as a heparan sulfate mimetic. Its anti-tumor activity is based on inhibition of two biological processes — angiogenesis (the growth of new blood vessels) and metastasis (the spread of cancer to other sites) — critical to the growth and progression of cancer. In April 2007, data from a randomised phase 2 trial in the post resection liver cancer setting was presented at the European Association for the Study of the Liver (EASL) meeting in Barcelona, Spain. PI-88, in this disease setting, has been granted Orphan Drug designation by the European Medicines Evaluation Agency (EMEA) and Fast Track designation by the United States Food and Drug Administration (FDA). These results provide Progen with confidence in the potential of PI-88 for this indication and we are therefore aggressively pursuing its development towards registration and commercialization.

About the phase 3 study: The phase 3 study investigating PI-88 as a post-resection treatment for hepatocellular carcinoma (HCC, primary liver cancer) following curative resection is a double-blinded, placebo-controlled study that has been designed to establish the efficacy and safety of PI-88 in the post-resection HCC setting. The trial will recruit approximately 600 patients at 65-70 hospitals in more than a dozen countries. Disease-free survival is the study’s primary endpoint. Upon completion of this trial, the results are expected to form the basis of global regulatory filings for PI-88.

About Progen: Progen Pharmaceuticals is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has operations in Australia and the US.

Progen Information: Linton Burns Progen Pharmaceuticals Limited T:+61 7 3842 3333 E: lintonb@progen-pharma.com	Media and Investor Relations Australia: Cindy Ingram Progen Pharmaceuticals Limited T:+61 7 3842 3333 E: cindyi@progen-pharma.com

Media Relations USA: Robert D. Stanislaro Financial Dynamics T:212-850-5657 E: robert.stanislaro@fd.com	Investor Relations USA: Evan Smith Financial Dynamics T: 212-850-5606 E: evan.smith@fd.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.